

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Oded Shein
Chief Financial Officer
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103

      Re: Shift Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 31, 2023
           File No. 1-38839

Dear Oded Shein:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services